

November 25, 2013

Via E-Mail
Mr. Michael O. Matthews
Chief Financial Officer
Great Lakes Aviation, LTD
1022 Airport Parkway
Cheyenne, WY 82001

> **Re: Great Lakes Aviation, LTD**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 000-23224**

Dear Mr. Matthews:

We have reviewed your letter dated October 9, 2013, in response to the Staff's letter dated September 25, 2013 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 26
Accounting for Maintenance Deposits, page 27
(h) Maintenance Deposits, page 39

1. We note your response to our prior comment number 1 but continue to have concern regarding the accounting treatment used for the $1.5 million of maintenance deposits and the $.3 million of accounts receivable associated with maintenance activity performed on the aircraft and reimbursable by the lessor, that were forfeited in connection with the termination of the lease agreements, and that have been capitalized by the Company as part of the cost of the aircraft acquired. With regard to this transaction, please address the following:

   - Please tell us if the maintenance deposits reflected in your financial statements at the time of the early lease termination were expected to be reimbursed by the lessor over the original remaining lease term prior to your decision to negotiate an early termination of the related leases.

- Please explain why the $.3 million of receivables associated with maintenance activities that had been performed on the aircraft had not yet been reimbursed by the lessor.

- Please indicate whether the purchase price for the aircraft included in the purchase contract specifically included or referenced the maintenance deposits and receivables that were to be forfeited as part of the purchase price.

Also, please supplementally provide us with a copy of the related purchase contract. We may have further comment upon review of your response and the related contract.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief